Exhibit 99.2

GLOBAL PRESS RELEASE

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GIB (NYSE)

GIB.A (TSX)

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Julie Godin named Executive Chair of the CGI Board of Directors and

Founder Serge Godin becomes Co-Chair of the Board

Montréal, Québec, January 29, 2025 – In line with the comprehensive succession strategies that CGI (TSX: GIB.A) (NYSE: GIB) established several years ago, Julie Godin is appointed Executive Chair of the Board of Directors, effective following today’s Annual General Meeting of Shareholders. In conjunction with Ms. Godin’s appointment, CGI Founder Serge Godin will assume the role of Board Co-Chair and continue to focus on transformational acquisitions for CGI and on large-scale engagements with clients.

“Over the years, Julie has mastered every dimension of our business and industry as the portfolio of her responsibilities incrementally expanded across our operations, including her active engagement in the CGI Board over the last 12 years,” said Serge Godin. “The rigorous, measured approach taken for my succession has been designed jointly with the Board over the course of nearly two decades, with the aim to ensure CGI’s long-term profitable growth. On behalf of the Board and our CGI Partners worldwide, I want to congratulate Julie on her appointment to guide our company’s continued evolution and growth into the future.”

Ms. Godin currently serves as Co-Chair of the Board and Executive Vice-President, Strategic Planning and Corporate Development. Over the past 15 years, she has incrementally assumed responsibility for leading a range of enterprise functions that serve to set and drive the company’s long-term strategic direction and Build and Buy profitable growth strategy. These critical global functions span human resources including the design of CGI’s executive compensation programs; strategic planning; mergers and acquisitions; business consulting; enterprise information technology; marketing and communications; cybersecurity and global business shared services. Ms. Godin also is responsible for the ongoing evolution of the CGI Management Foundation which encompasses the key elements that define and guide the management of the company’s operations.

“Over the years, Serge and Julie have collaborated very closely with the Board to shape and implement this carefully planned leadership transition,” said George A. Cope, Lead Director of the CGI Board and Member of the Corporate Governance and Human Resources Committees. “As a disciplined organization with strong governance processes, CGI has created a robust succession plan, with a clear focus on ensuring the perenniality of the company. On behalf of CGI’s Board, I congratulate Julie on her appointment as Executive Chair of the Board.”

“I want to thank Serge and the Board for their confidence, wise counsel and collaboration over the years. CGI has truly been built to grow and last as a result of your leadership and the talent of our team around the world,” said Julie Godin. “I am honored to take on this role and to continue working with Serge, the Board, our CEO François Boulanger, our executive committee and our 91,000 CGI Partners to advance CGI’s profitable growth and global leadership position. As I look ahead, the opportunity has never been greater to help our clients harness the power of technology to build stronger companies, governments and societies. We remain committed to building a long-lasting company that creates value for our clients, our teams and our shareholders while contributing to our local communities.”

“I am not retiring. As Founder and Co-Chair of the CGI Board, I will continue to work closely with Julie and our executive team on transformational acquisitions for CGI and on large-scale engagements with our clients,” added Mr. Godin. “Many years ago, I made a commitment as the Founder to ensure that CGI will continue to thrive for the next decades. Today’s announcement represents an important milestone in CGI’s journey towards perenniality.”

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About CGI

Founded in 1976, CGI is among the largest independent IT and business consulting services firms in the world. With 91,000 consultants and professionals across the globe, CGI delivers an end-to-end portfolio of capabilities, from strategic IT and business consulting to systems integration, managed IT and business process services and intellectual property solutions. CGI works with clients through a local relationship model complemented by a global delivery network that helps clients digitally transform their organizations and accelerate results. CGI Fiscal 2024 reported revenue is CA$14.68 billion and CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB). Learn more at cgi.com.

For more information:

Investors

Kevin Linder

Senior Vice-President, Investor Relations

kevin.linder@cgi.com

+1 905-973-8363

Media

Catherine Thibault

Vice-President, Executive & Enterprise Communications

catherine.thibault@cgi.com

+1-514-984-7177

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